PD
6/7/13

[redacted]

SEC 13025120 MISSION

6/10/13

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
401

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 07 2013
REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TROY INVESTMENT ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE LIBERTY SQUARE
(No. and Street)

BOSTON (City) MA (State) 02109-4825 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN J. TROY, DIRECTOR (617)542-0044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLBCPA, LLP
(Name – *if individual, state last, first, middle name*)

9 BAYSTATE COURT (Address) BREWSTER (City) MA (State) 02631 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
6/11/13

TROY INVESTMENT ASSOCIATES, INC.
BOSTON, MASSACHUSETTS
034872
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2012
WITH REPORTS OF INDEPENDENT AUDITOR

MLB
MLBCPA, LLP
Certified Public Accountants & Advisors
www.mlbcpa.net

TROY INVESTMENT ASSOCIATES, INC.
BOSTON, MASSACHUSETTS
034872
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2012
WITH REPORTS OF INDEPENDENT AUDITOR

MLB
MLBCPA, LLP
Certified Public Accountants & Advisors
www.mlbcpa.net

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS AND REQUIRED SUPPLEMENTARY INFORMATION

To the Board of Directors
Troy Investment Associates, Inc.
Boston, Massachusetts

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Troy Investment Associates, Inc. (the Company), as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Troy Investment Associates, Inc., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

■ 99 Longwater Circle, Suite 200
Norwell, MA 02061
781-871-5850

■ 9 Baystate Court
Brewster, MA 02631
508-255-2240

■ 41 West Central Street
Natick, MA 01760
508-650-0018

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the supplementary, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MLBCPA, LLP

MLBCPA, LLP
Brewster, Massachusetts
February 25, 2013

MLB

MLBCPA, LLP
Certified Public Accountants & Advisors
www.mlbcpa.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Troy Investment Associates, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Troy Investment Associates, Inc. (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

99 Longwater Circle, Suite 200
Norwell, MA 02061
781-871-5850

9 Baystate Court
Brewster, MA 02631
508-255-2240

41 West Central Street
Natick, MA 01760
508-650-0018

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detect and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MLBCPA, LLP

MLBCPA, LLP
Brewster, Massachusetts
February 25, 2013

TROY INVESTMENT ASSOCIATES, INC.
BOSTON, MASSACHUSETTS
034872
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash	$ 189,568
Accounts receivable	206,970
Other current assets	3,938
Total current assets	400,476
Office furniture and equipment, at cost less accumulated depreciation of $60,621	3,177
Total assets	$ 403,653

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 36,799
Loan from shareholder	19,228
Total liabilities	56,027
Stockholders' equity:	
Common stock, 100 shares issued and outstanding	100
Retained earnings	351,877
Accumulated other comprehensive income	(4,351)
Total stockholders' equity	347,626
Total liabilities and stockholders' equity	$ 403,653

The accompanying notes are an integral part of these financial statements

TROY INVESTMENT ASSOCIATES, INC.
BOSTON, MASSACHUSETTS
034872
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2012

Note 1. Organization and Summary of Significant Accounting Policies

Troy Investment Associates, Inc. (the Company), incorporated October 28, 1988, continues the investment placement business of Troy Investment Associates, a proprietorship formed at an earlier date.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission and a Financial Industry Regulatory Authority (FINRA) member. The Company is engaged solely in investment banking activities as a placement agent and marketing consultant and is not a member of a securities exchange. The Company has not received directly or indirectly, or has it held funds or securities for, or has it owed funds or securities to customers, and it has not carried accounts of, or for, customers.

The financial statements of the Company are prepared on the accrual basis of accounting. Revenues are recognized when fees are earned and expenses are recognized when goods are received and services are rendered. Clients reimburse the Company for certain expenses incurred on their behalf. Such reimbursements are reported in the accompanying statement of income as a reduction of the related expense. Receivables are reported net of an allowance for doubtful accounts. The allowance is based upon management's estimate of the amount of the receivable that will actually be collected. Fixed assets are capitalized and depreciated over their estimated useful lives on a straight-line basis.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Actual results will differ from those estimates.

Note 2. Taxes

Effective December 1, 1988 the Company's stockholders elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions the Company does not pay a corporate level income tax on its taxable income. Instead, each stockholder is responsible for their respective share of taxable income. As of December 31, 2012 the years 2012, 2011, and 2010 were still open for examination by the authorities.

Note 3. Commitment

The Company's lease term for its Boston office space ended on June 30, 2010. The Company continues to rent this space as a tenant at will. During 2012 the basic monthly rent was $2,538 plus allowances for operating expenses and taxes.

Note 4. Pension Plans

The Company has a 401(k) retirement plan in which all full-time employees meeting the criteria in the plan may participate. All employees may contribute up to the maximum percentage as allowed per the plan each pay period. The Company may also contribute within limits established by the plan and Internal Revenue Service regulations. The company did not make any contributions during 2012.

The Company had a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. This plan was terminated as of May 31, 2012.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $133,541, which was $128,541 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.42 to 1.

Note 6. Concentrations

At December 31, 2012, 97% of the Company's receivable balance is due from one client. For the year ended December 31, 2012, 100% of the revenues reported were from one client.

Note 7. Subsequent Events

The Company's management has evaluated all subsequent events through February 25, 2013, the date the financial statements were available to be issued.